Via Electronic Filing and Federal Express

May 18, 2007

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Benacquista Galleries, Inc.
Form 10-KSB for the Fiscal Year ended September 30, 2005
Filed January 13, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006
File No. 0-51107

Dear Mr. Choi:

On behalf of Benacquista Galleries, Inc. (the “Company”) and in connection with Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, and Amendments No. 1 to the Forms 10-QSB for the quarterly periods ended December 31, 2005, March 31, 2006 and June 30, 2006, please find below the responses to your letter dated September 6, 2006, which correspond item-for-item with your enumerated comments. Please note that, in addition to having filed marked amendments through the EDGAR system concurrently with the delivery of this correspondence, marked and unmarked copies of the amended filings are included herewith in hard copy for your convenience.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Cover Page

1.
Please correct the commission file number presented on your cover page to 0-51107 and ensure that the amount of revenues for your most recent fiscal year matches the amount you present in your statement of operations. Also, please ensure that you present your cover page in accordance with the most updated format provided in the Form 10-KSB Official Text.

I refer you generally to the cover page of Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, filed concurrently and in connection herewith, which has been revised to reflect the Company’s correct commission file number, and 2005 revenues of $106,000, as per the Company’s statement of operations. In addition, the cover page has been revised to conform to the Form 10-KSB Official Text. These adjustments will also be reflected, as applicable, in Amendments No. 1 to Forms 10-QSB for the quarterly periods ended December 31, 2005, March 31, 2006 and June 30, 2006.

Mr. William Choi
United States Securities and Exchange Commission
May 18, 2007
~ Page 2 of 7 ~

Market for Common Equity and Related Stockholder Matters, page 8

2.	Please provide your high and low stock prices for each quarter within the last two fiscal years. Refer to Item 201(a) of Regulation S-B.

I refer you to page 6 of Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, filed concurrently and in connection herewith, wherein additional disclosure has been added regarding Company’s the high and low common stock prices. Please note that the Company’s common stock began trading on the OTC Bulletin Board effective July 28, 2005; prior to that date, there was no active market for the Company’s common stock.

Financial Statements, page 13

General

3.
We note on pages 11 and 24 that your chief executive officer, Mr. James Price, has not drawn any salary. We also note that you used the residences of Mr. Price and Mr. Tolman as your principle executive and operations offices throughout your history. We further note that you have not paid rent for the use of either of these locations. Please tell us the value of Mr. Price’s services and the value of the rent for both of these locations. Please be advised that you should recognize the value of the services and office space in your statements of operations even though there has been no cash outlay. Either tell us where these expenses have been recorded in your statement of operations or amend your filing to revise your financials accordingly. Refer to SAB Topic 5:T.

I refer you to Note 3 on page F-8, as well as to pages 17 and 25 of Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, filed concurrently and in connection herewith. The Company has reviewed SAB Topic 5:T and, accordingly, has revised its statement of operations to recognize the value of Mr. Price’s services in the amount of $75,000 per annum and the value of the rent for the office space which has been determined to be $6,000 per annum. An aggregate expense of $81,000 has been recorded in General and Administrative expenses for the year ended September 30, 2005. The liability has been recorded as under the caption Due to Majority Shareholder on the accompanying balance sheet as of September 30, 2005. These adjustments will also be reflected, pro rata, in the Company’s Amendments No. 1 to the Forms 10-QSB for the quarterly periods ended December 31, 2005, March 31, 2006 and June 30, 2006

Notes to Financial Statements, page 19

General

4.
We note that you have not reported information about operating segments. If you have aggregated two or more segments, please tell us why you meet each of the aggregation criteria in paragraph 17 of SFAS 131 and EITF 04-10. In doing so, please specifically address the operations of your collectible art and educational materials businesses. In any event, please disclose in your footnotes the factors used to identify your reportable segments, including the basis of organization including whether operating segments have been aggregated. Please refer to paragraph 26 of SFAS 131.

Mr. William Choi
United States Securities and Exchange Commission
May 18, 2007
~ Page 3 of 7~

I refer you to Note 10 on page F-13 of Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, filed concurrently and in connection herewith. The Company has reviewed SFAS 131 and EITF 04-10, and, accordingly, has amended its disclosure to accurately reflect the identified segments of its business. This amended disclosure will also be reflected in the Company’s Amendments No. 1 to the Forms 10-QSB for the quarterly periods ended December 31, 2005, March 31, 2006 and June 30, 2006.

Note 2 - Summary of Significant Accounting Polices, page 19

Revenue Recognition, page 19

5.
Please expand your disclosure to clarify the point at which you believe that you have transferred the significant risks and rewards of ownership of goods to your customers specifying your policy for both artwork and educational materials. Please also specify whether the terms of your sales are FOB shipping point or destination.

I refer you to Note 2 on page F-7 of Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, filed concurrently and in connection herewith, wherein the Company has expanded its disclosure regarding revenue recognition. This expanded disclosure will also be reflected in the Company’s Amendments No. 1 to the Forms 10-QSB for the quarterly periods ended December 31, 2005, March 31, 2006 and June 30, 2006.

6.
It appears that you have not collected a significant portion of the receivable from your sale of 5,000 copies of the Farmacist’s Desk Reference during the 2nd quarter of fiscal year 2006. Please provide us the following additional information regarding this sale:

•	Tell us who the buyer is and if it is a related party;

•	Tell us the payment terms; and

•	Tell us if the sale was made with recourse.

The customer to whom we sold 5,000 copies of our Farmacist Desk Reference (“FDR”) during the 2nd quarter of the fiscal year 2006 is XPANSION 2XTREME, LTD., an unrelated third-party. The terms of payment were net 30 days, and the sale was made without recourse. There exist no rights to any delayed payment terms, right of return or other factors that would prohibit the recognition of the revenue from the sale.

Despite repeated attempts by various means, the Company has not been able to contact the customer regarding the remaining balance of the receivable and the customer has not responded to inquiries made to their last known address. As a result, the Company has determined that the sale did not meet its revenue recognition criteria as to the collectibility of the receivable being reasonably assured. The Company has and will continue to recognize the revenue on a cash basis, and, accordingly, has restated revenues in Amendments No. 1 to the Forms 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006, and has recognized the full cost of the books purchased relative to this sale in Amendment No. 1 to the Form 10-QSB for the period ended March 31, 2006.

Mr. William Choi
United States Securities and Exchange Commission
May 18, 2007
~ Page 4 of 7~

7.	Please revise your filing to provide the disclosures required by paragraphs 37-39 of SFAS 131.

I refer you to Note 11 on page F-13 of Amendment No. 1 to the Form 10-KSB/A for the fiscal year ended September 30, 2005, filed concurrently and in connection herewith. The Company has reviewed paragraphs 37-39 of SFAS 131 and has added disclosure regarding products and services, geographic areas and major customer disclosure. This expanded disclosure will also be reflected in the Company’s Amendments No. 1 to the Forms 10-QSB for the quarterly periods ended December 31, 2005, March 31, 2006 and June 30, 2006.

Note 5 - Related Party Transactions, page 21

8.
We note your disclosure of your acquisition of the ynoteduk8.com website and the exclusive publishing rights to Farmacist’s Desk Reference. We further note that you appear to have recorded the purchase price as advertising expense in your statement of operations for the fiscal year ended September 30, 2005. Please tell us how you accounted for these purchases and the basis in GAAP for your conclusion. Please include a discussion of the factors you considered to evaluate whether or not the transaction constituted a business combination or purchase of productive assets.

I refer you generally to Note 8 on page F-12 of Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, filed concurrently and in connection herewith, wherein additional disclosure has been added setting forth the Company’s reasoning for recording the transaction as a sales and marketing expense.

The Company has reviewed the transaction in light of FASB Statement No. 141 “Business Combinations” (“FASB 141”). Footnote 4 in Paragraph 9 of FASB 141 points to factors provided in EITF 98-3 “Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”) to determine whether or not the asset acquired, along with the license constitute a business or the purchase of productive assets. There were significant elements of the purchase missing in the inputs, process and outputs. The significant factors that were missing from the transaction are the existence of processes and systems, and the ability to obtain access to the customers that purchase the outputs. The missing process was the existence of any type of shopping cart on the ynoteduk8.com website enabling the customers visiting the site to make any purchases of the products displayed on the site. As such, there was no ability for the site to access the customers as they were unable to generate customers. In fact, the company from which the asset was purchased and the license obtained is still in the development stage and as such, had not commenced the planned principal operations and therefore by the guidance provided in EITF 98-3 is presumed not to be a business.

Mr. William Choi
United States Securities and Exchange Commission
May 18, 2007
~ Page 5 of 7~

That evaluation being complete, the Company evaluated if the website itself had value to future periods and therefore should be treated as a productive asset. The purchase of the ynoteduk8.com website was determined by management to be a purchase of the content of that site to be used by the Company in the marketing of products under license from YNOT Education, Inc. (“YNOT”). Concurrently with the purchase of the website, the Company executed a publishing rights agreement for the Farmacist’s Desk Reference, the first product from YNOT. The website was content to be used as an advertising tool similar to a brochure or other marketing collaterals developed in print form. There were no licenses, hardware or other items of a depreciable nature that were included in the purchase of the website. The Company evaluated the transaction in a manner that the Company believes is consistent with Statement of Position 93-7 “Reporting on Advertising Costs.” The content of the website that was purchased was a form of media similar to the media of film, audio or video tape and therefore followed the guidance found in paragraph 31 which states “For purposes of applying this SOP, costs incurred to produce film or audio and video tape to be used to communicate advertising do not create tangible assets.” As a result of this, the cost of the content was expensed immediately as advertising.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3. Controls and Procedures, page 12

9.
We note your disclosure that your chief executive officer and chief financial officer made their conclusions based on their evaluation performed “[w]ithin 90 days of the filing date of this report.” Please revise your disclosure to clearly indicate that the effectiveness conclusion is as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B.

I refer you to page 6 of Amendment No. 1 to the Form 10-QSB for the quarterly period ended March 31, 2006, filed concurrently and in connection herewith. The Company has reviewed Item 307 of Regulation S-B and has revised its disclosure to clearly indicate that the evaluation and conclusion as to the effectiveness of its controls and procedures by the chief executive officer and principal financial officer is as of the end of the period covered by the report. This amended disclosure will also be reflected in the Company’s Amendments No. 1 to the Form 10-QSB for the quarterly period ended June 30, 2006.

10.
Please revise to disclose whether you have any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

I refer you to page 6 of Amendment No. 1 to the Form 10-QSB for the quarterly period ended March 31, 2006, filed concurrently and in connection herewith. The Company has reviewed Item 308(c) of Regulation S-B and has revised its disclosure accordingly. This amended disclosure will also be reflected in the Company’s Amendments No. 1 to the Form 10-QSB for the quarterly period ended June 30, 2006.

Mr. William Choi
United States Securities and Exchange Commission
May 18, 2007
~ Page 6 of 7~

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Notes to Financial Statements, page 7

Note 1 - Nature of Business, page 7

Organization and Nature of Operations, page 7

11.
Your disclosure indicates that you are a development stage enterprise; however, the lack of development stage enterprise financial statements suggests that you no longer consider yourself a development stage enterprise. Please revise your filing to clarify this point.

I refer you Note 1 on page F-4 of Amendment No. 1 to the Form 10-QSB for the quarterly period ended June 30, 2006, filed concurrently and in connection herewith. Due in part to the Company’s restatement of revenues for the fiscal year ended September 30, 2005, the Company has revised its financial statement disclosure to reflect management’s belief that it is still in the development stage. This revised disclosure will also be reflected in the Company’s Amendments No. 1 to the Forms 10-QSB for the quarterly period ended March 31, 2006.

Plan of Operation, page 10

12.
If you determine that you are no longer a development stage enterprise, please supplement your plan of operations discussion with a discussion of your results of operations. Refer to Item 303(b) of Regulation S-B.

I refer you generally to Part I, Item 2 entitled “Management’s Discussion and Analysis or Plan of Operation” beginning on page 1 of Amendment No. 1 to the Form 10-QSB for the quarterly period ended June 30, 2006, filed concurrently and in connection herewith. The Company has reviewed Item 303(b) of Regulation S-B, and while the Company has had revenues from operations in each of the last two fiscal years, and in the last fiscal year and interim period covered by the financial statement included in the Company’s Form 10-QSB for the quarterly period ended June 30, 2006—thus requiring the Company to include management’s discussion and analysis of its financial condition and results of operations for the period in its report on Form 10-QSB for the quarterly period ended June 30, 2006—the Company has elected, in light of its insignificant revenues for the fiscal year ended September 30, 2006 and its decision to revise its financial statements to reflect management’s belief that the Company is still in the development stage, to include supplemental disclosure regarding its plan of operations for the next twelve months. This supplemental disclosure is also reflected in the Company’s Amendment No. 1 to the Form 10-KSB for the fiscal year ended September 30, 2005, and Amendments No. 1 to the Forms 10-QSB for the quarterly periods ended December 31, 2005 and March 31, 2006.

Mr. William Choi
United States Securities and Exchange Commission
May 18, 2007
~ Page 7 of 7~

Exhibit 31.1

13.	We note that you have replaced the term “small business issuer” with “registrant.” Please revise to include the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

I refer you generally to Exhibits 31.1 and 31.2 of Amendment No. 1 to the Form 10-QSB for the quarterly period ended June 30, 2006, filed concurrently and in connection herewith, wherein the Company has revised the disclosure to conform to the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

*     *     *     *     *     *     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that you find the responses herein to your comments satisfactory, and the additional information provided helpful. Please feel free to call me to discuss any questions, issues or additional comments or requests. In the meantime, I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully,

BENACQUISTA GALLERIES, INC.

/s/ James M. Price
James M. Price
Chief Executive Officer &
Principal Financial Officer

Encl.